Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation	Name Under Which The Subsidiary Does Business	Ownership Interest
Inteligo Group Corp.	Panama	Inteligo Group Corp.	IFS owns 100%

Inteligo Bank Ltd.	Bahamas	Inteligo Bank	IFS owns 100%

Inteligo SAB S.A.	Peru	Inteligo SAB	IFS owns 100%

Banco Internacional del Peru S.A.A.	Peru	Interbank	IFS owns 99.304%

Interseguro Compañía de Seguros S.A.	Peru	Interseguro	IFS owns 99.835867%

Interfondos S.A. Sociedad Administradora de Fondos	Peru	Interfondos	IFS owns 100%